Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Evercore Group L.L.C.

55 East 52nd Street

New York, New York 10055

June 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integral Ad Science Holding Corp.

Registration Statement on Form S-1

Registration File No. 333-256770

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Integral Ad Science Holding LLC (f/k/a Kavacha Topco, LLC) (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Daylight Time, on June 29, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 4,073 copies of the Preliminary Prospectus, dated June 21, 2021 and included in the above-referenced Registration Statement, as amended, were distributed during the period from June 21, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

MORGAN STANLEY & CO. LLC JEFFRIES LLC BARCLAYS CAPITAL INC. EVERCORE GROUP L.L.C.

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Brandon Daye
Name: Brandon Daye
Title:

By:	JEFFERIES LLC

By:	/s/ C. Cullom Davis
Name: C. Cullom Davis
Title:

By:	BARCLAYS CAPITAL INC.

By:	/s/ Geoffrey Feldkamp
Name: Geoffrey Feldkamp
Title:

By:	EVERCORE GROUP L.L.C.

By:	/s/ John Scuorzo
Name: John Scuorzo
Title: